                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 3)1

                               BAIRNCO CORPORATION
                               -------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                          ----------------------------
                         (Title of Class of Securities)

                                    057097107
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 21, 2004
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box. / /

     Note.  Schedules  filed in paper format shall include a signed original and five copies of the schedule,  including  all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------
1    The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

-------------------------                      ---------------------------------
CUSIP No. 057097107                13D                       Page 2 of 7 Pages
-------------------------                       --------------------------------

================== =============================================================
      1            NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          STEEL PARTNERS II, L.P.
------------------ -------------------------------------------------------------
      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                        (b) / /
------------------ -------------------------------------------------------------
      3            SEC USE ONLY

------------------ -------------------------------------------------------------
      4            SOURCE OF FUNDS*
                          WC
------------------ -------------------------------------------------------------
      5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                            / /
------------------ -------------------------------------------------------------
      6            CITIZENSHIP OR PLACE OF ORGANIZATION

                         DELAWARE
------------------ ------------- ----------------------------------------------
  NUMBER OF            7            SOLE VOTING POWER
   SHARES
 BENEFICIALLY                           940,400
  OWNED BY
    EACH
  REPORTING        ------------- ----------------------------------------------
 PERSON WITH           8            SHARED VOTING POWER

                                        - 0 -
                   ------------- ----------------------------------------------
                       9            SOLE DISPOSITIVE POWER

                                        940,400
                   ------------- ----------------------------------------------
                      10           SHARED DISPOSITIVE POWER

                                        - 0 -
----------------- --------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                            940,400
----------------- --------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                                   / /
----------------- --------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          12.5%
----------------- --------------------------------------------------------------
     14           TYPE OF REPORTING PERSON*

                          PN
================= ==============================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                      ---------------------------------
CUSIP No. 057097107                13D                       Page 3 of 7 Pages
-------------------------                       --------------------------------

================== =============================================================
      1            NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          STEEL PARTNERS, L.L.C.
------------------ -------------------------------------------------------------
      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                        (b) / /
------------------ -------------------------------------------------------------
      3            SEC USE ONLY

------------------ -------------------------------------------------------------
      4            SOURCE OF FUNDS*
                          OO
------------------ -------------------------------------------------------------
      5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                            / /
------------------ -------------------------------------------------------------
      6            CITIZENSHIP OR PLACE OF ORGANIZATION

                         DELAWARE
------------------ ------------- ----------------------------------------------
  NUMBER OF            7            SOLE VOTING POWER
   SHARES
 BENEFICIALLY                           940,400
  OWNED BY
    EACH
  REPORTING        ------------- ----------------------------------------------
 PERSON WITH           8            SHARED VOTING POWER

                                        - 0 -
                   ------------- ----------------------------------------------
                       9            SOLE DISPOSITIVE POWER

                                        940,400
                   ------------- ----------------------------------------------
                      10           SHARED DISPOSITIVE POWER

                                        - 0 -
----------------- --------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                            940,400
----------------- --------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                                   / /
----------------- --------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          12.5%
----------------- --------------------------------------------------------------
     14           TYPE OF REPORTING PERSON*

                          OO
================= ==============================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                      ---------------------------------
CUSIP No. 057097107                13D                       Page 4 of 7 Pages
-------------------------                       --------------------------------

================== =============================================================
      1            NAME OF REPORTING PERSONS
                   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WARREN G. LICHTENSTEIN
------------------ -------------------------------------------------------------
      2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) / /
                                                                        (b) / /
------------------ -------------------------------------------------------------
      3            SEC USE ONLY

------------------ -------------------------------------------------------------
      4            SOURCE OF FUNDS*
                          OO
------------------ -------------------------------------------------------------
      5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEM 2(d) OR 2(e)                            / /
------------------ -------------------------------------------------------------
      6            CITIZENSHIP OR PLACE OF ORGANIZATION

                         USA
------------------ ------------- ----------------------------------------------
  NUMBER OF            7            SOLE VOTING POWER
   SHARES
 BENEFICIALLY                           940,400
  OWNED BY
    EACH
  REPORTING        ------------- ----------------------------------------------
 PERSON WITH           8            SHARED VOTING POWER

                                        - 0 -
                   ------------- ----------------------------------------------
                       9            SOLE DISPOSITIVE POWER

                                        940,400
                   ------------- ----------------------------------------------
                      10           SHARED DISPOSITIVE POWER

                                        - 0 -
----------------- --------------------------------------------------------------
     11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                  PERSON

                            940,400
----------------- --------------------------------------------------------------
     12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*                                                   / /
----------------- --------------------------------------------------------------
     13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          12.5%
----------------- --------------------------------------------------------------
     14           TYPE OF REPORTING PERSON*

                          IN
================= ==============================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------------                      ---------------------------------
CUSIP No. 057097107                13D                       Page 5 of 7 Pages
-------------------------                       --------------------------------

          The following  constitutes  Amendment No. 3 ("Amendment No. 3") to the
Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Schedule
13D as specifically set forth.

     Item 3 is hereby amended and restated to read as follows:

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          The  aggregate  purchase  price of the 940,400  Shares of Common Stock owned by Steel Partners II is $7,089,508,  including brokerage commissions.  The
Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

     The second paragraph of Item 5(a) is hereby amended and restated to read as follows:

          As of the close of  business on October 26,  2004,  Steel  Partners II beneficially  owned  940,400  Shares,  constituting  approximately  12.5% of the
Shares  outstanding.  As the general  partner of Steel Partners II, Partners LLC may be deemed to beneficially own the 940,400 Shares owned by Steel Partners II, constituting  approximately  12.5%  of  the  Shares  outstanding.  As  the  sole executive  officer and  managing  member of Partners  LLC,  which in turn is the general  partner  of Steel  Partners  II,  Mr.  Lichtenstein  may be  deemed  to beneficially  own the 940,400  Shares owned by Steel  Partners II,  constituting approximately 12.5% of the Shares outstanding.  Mr. Lichtenstein has sole voting and dispositive power with respect to the 940,400 Shares owned by Steel Partners
II by virtue of his authority to vote and dispose of such Shares.

     Item 5(c) is hereby amended to add the following:

          Schedule A annexed  hereto  lists all  transactions  by the  Reporting
Persons in the Issuer's  Common Stock since the filing of Amendment No. 2 to the
Schedule 13D. All of such transactions were effected in the open market.

-------------------------                      ---------------------------------
CUSIP No. 057097107                13D                       Page 6 of 7 Pages
-------------------------                       --------------------------------

                                   SIGNATURES

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated: October 27, 2004                STEEL PARTNERS II, L.P.

                                       By:   Steel Partners, L.L.C.
                                             General Partner

                                       By: /s/ Warren G. Lichtenstein
                                          ---------------------------------
                                          Warren G. Lichtenstein,
                                          Managing Member

                                       STEEL PARTNERS, L.L.C.

                                       By:  /s/ Warren G. Lichtenstein
                                          ---------------------------------
                                          Warren G. Lichtenstein,
                                          Managing Member

                                         /s/ Warren G. Lichtenstein
                                       ------------------------------------
                                       WARREN G. LICHTENSTEIN

-------------------------                      ---------------------------------
CUSIP No. 057097107                13D                       Page 7 of 7 Pages
-------------------------                       --------------------------------

                                    SCHEDULE A
                                    ----------

TRANSACTIONS IN THE SHARES SINCE THE FILING OF AMENDMENT NO. 2 TO THE SCHEDULE 13D
----------------------------------------------------------------------------------
  Shares of Common Stock              Price Per                Date of
      Purchased                        Share($)                Purchase
      ---------                        --------                --------

                                STEEL PARTNERS II, L.P.
                                -----------------------

        2,000                          10.9000                  9/23/04

        8,600                          10.8795                  9/24/04

       11,600                          10.7379                  9/27/04

        5,000                          10.9500                  9/30/04

        4,200                          10.9900                 10/01/04

        1,700                          10.9500                 10/04/04

        5,000                          11.0000                 10/13/04

        8,200                          10.9646                 10/14/04

       15,500                          10.9358                 10/15/04

          800                          10.9500                 10/19/04

        6,500                          10.9563                 10/20/04

        9,600                          10.9644                 10/21/04

                                STEEL PARTNERS, L.L.C.
                                ----------------------
                                        None

                                WARREN G. LICHTENSTEIN
                                ----------------------
                                        None